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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __ )

                             ERIE INDEMNITY COMPANY
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                   29530P-201
                                 (CUSIP Number)

                                SUSAN HIRT HAGEN
                              c/o ROGER W. RICHARDS
                              RICHARDS & ASSOCIATES
                           100 STATE STREET, SUITE 440
                          ERIE, PENNSYLVANIA 16507-1456
                                 (814) 455-0370
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                                LAWRENCE LEDERMAN
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                December 10, 1999
             (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


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                                  SCHEDULE 13D

CUSIP NO.:  29530P-201

(1)      NAME OF REPORTING PERSON:  Susan Hirt Hagen

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  Not Applicable

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  12

(8)      SHARED VOTING POWER:  1,170

(9)      SOLE DISPOSITIVE POWER:  12

(10)     SHARED DISPOSITIVE POWER:  1,170

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,182

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                   |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  38.5%

(14)     TYPE OF REPORTING PERSON:  IN


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ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Class B Common Stock, no par value (the "Class B Common Stock"), of Erie Indemnity Company, a Pennsylvania corporation (the "Company"), with its principal executive offices located at 100 Erie Insurance Place, Erie, Pennsylvania 16530. The Class B Common Stock is the only class of securities of the Company entitled to vote in the election of directors and on the other matters on which shareholders of the Company are entitled to vote.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by Susan Hirt Hagen ("Mrs. Hagen"). Mrs. Hagen is a co-trustee of the H.O. Hirt Trusts, and her business address is 100 State Street, Suite 440, Erie, Pennsylvania 16507-1456.

                  During the last five years, Mrs. Hagen has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Mrs. Hagen is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mrs. Hagen, who is a director of the Company, is the direct beneficial owner of 12 shares of the Class B Common Stock and the beneficiary of one of the two trusts under a trust agreement created by her father, Henry Orth Hirt, co-founder of the Company (the "Trusts"). The Trusts beneficially own 2,340 shares of Class B Common Stock, representing 76.22% of the Class B Common
Stock: Mrs. Hagen is the beneficiary of one of the Trusts which holds 1,170 shares, or 38.1%, of the Class B Common Stock; and her brother, F. William Hirt, Chairman of the Board of Directors of the Company (the "Board"), is the beneficiary of the other Trust which holds 1,170 shares, or 38.1%, of the Class B Common Stock. The Trusts act through their co-trustees, Bankers Trust Company of New York (the corporate co-trustee), Mrs. Hagen and her brother F. William Hirt (the individual co-trustees). Generally, the concurrence of any two of the co-trustees is required for the Trusts to take actions with respect to the shares of Class B Common Stock held by the Trusts. As co-trustee of the Trusts, Mrs. Hagen shares sole voting power, along with Bankers Trust Company of New York ("Bankers Trust") and F. William Hirt, over all the Class B Common Stock beneficially owned by the Trusts.


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                  Henry Orth Hirt created the Trusts expressly to preserve the unified ownership and control of the Company. In accordance with her father's intent, Mrs. Hagen is dedicated to preserving the Trusts' control of the Company and maintaining the Company's unique corporate culture for the benefit of the Trusts, its beneficiaries and the Company's shareholders, policyholders, agents and employees. To her disappointment, however, it has become increasingly evident that the current Board has lost the recognition that it serves as a steward for the rights of others and is not acting in the long-term interests of the Company, its shareholders and its many constituencies. Instead, the Board has demonstrated an alarming lack of judgment and a belief that it is not accountable to the shareholders who elect them to office. It has embarked on a strategy to abrogate the rights of voting shareholders, making it impossible for the trustees to discharge their fundamental obligation to generations of beneficiaries of preserving unified ownership and control of the Company.

                  The Board's hostile attitude to the interests of the Company's shareholders is demonstrated by its actions during this last year. On January 26, 1999, Bankers Trust replaced Mellon Bank as corporate co-trustee of the Trusts. Soon after its appointment, and on behalf of the Trusts as majority shareholder, Bankers Trust asked the Board to postpone the 1999 Annual Meeting for a minimal period of 30 days so it could meet with and educate itself about the nominees for the Board. The Board denied this reasonable request. At the same time, the Board refused to make the nominees available to Bankers Trust for individual interviews, and the Chairman of the Board claimed through counsel that such individual interviews were neither necessary nor appropriate, despite the fact that the Trusts are the single largest voting shareholder of the Company with 76% of the voting stock.

                  Further, in a continuing attempt to disenfranchise the shareholders, the Board maintains that candidates for election to the Board can only be nominated by the Nominating Committee of the Board - to the exclusion of the Trusts and all other voting shareholders. When Bankers Trust sought a court determination that this view was in opposition to the Company's bylaws and Pennsylvania law, the Board asked the court to dismiss the case. Acting in a manner clearly intended to perpetuate its control of the Company and to preempt the litigation that would conclusively resolve whether Pennsylvania law allows shareholders to nominate candidates to the Board, the Board amended the Company's bylaws in June, 1999 to make the Nominating Committee the exclusive source of nominations for the Board.

                  In response, Bankers Trust and Mrs. Hagen caused the Trusts to call a Special Meeting of the shareholders of the Company to repeal this amendment. In violation of the Company's bylaws and Pennsylvania corporate law, the Board authorized the Secretary of the Company to refuse to honor this call for a Special Meeting. Proper requests for shareholder lists of the Company also were refused. Although the Board under pressure from the Trusts has since repealed this amendment in part, the Board still asserts that the Nominating Committee is the exclusive source of nominations to the Board. The Erie County Orphans Court in which this issue was litigated held that the matter was not ready for adjudication at the time.


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                  Finally, on Monday, September 13, 1999, with only one business day's notice to the directors and Bankers Trust by the Nominating Committee, the Board appointed three new directors. As a result, Bankers Trust and Mrs. Hagen were unable to consult with the Board in connection with these appointments or to interview the new directors. By claiming that the Nominating Committee has the sole right to nominate directors, and by appointing new directors without giving the co-trustees an opportunity to participate, the Board has clearly demonstrated that it considers itself to be a self-perpetuating, self-referential body not accountable to shareholders. A Board which considers itself elected until mandatory retirement age and not subject to ordinary principles of corporate democracy is unacceptable. Because the Board's conduct constitutes a frontal assault on the foundation of the Trusts that she is duty bound to defend, Mrs. Hagen is obligated to seek the replacement of this Board with one that is not opposed to the fundamental rights of the voting shareholders.

                  This recent conduct is not the only example of inappropriate behavior by the Board. Beginning in 1992, F. William Hirt made regular gifts of Company stock (worth approximately $1 million when made, and having a current market value of nearly $2 million) to senior officers and directors of the Company. In Mrs. Hagen's view, these secret gifts were violative of Company policy, created a disturbing appearance of impropriety and called into serious question the judgment and ethics of the participants. The gifts were discontinued after discovery by Mrs. Hagen accompanied by her demand for the resignation of certain directors. Although a special committee of directors appointed by the Board to investigate this extraordinary conduct by its fellow Board members concluded that no violations of law, Company policy or fiduciary duty had occurred, Mrs. Hagen remains convinced that the gifts were simply wrong. In fact, despite the conclusions of the Board's own special committee, the Board contemporaneously adopted new bylaws prohibiting directors and officers of the Company from accepting gifts of more than an insignificant value from any person associated with the Company. Under the existing bylaws, the gifts would not only be prohibited, but would have to be returned.

                  The present Board opposes any attempt by the co-trustees of the Trusts to examine or question the Board's actions, and effectively prevents the co-trustees from performing their fiduciary duty to protect the interests of the Trusts and to act in accordance with the intent of the Company's founder. Mrs. Hagen further believes that the Board has lost sight of the Company's history and its unique and highly successful business philosophy and is not focused on, and is not operating the Company in accordance with, the long-term interest of the Company's shareholders. She is convinced that all of this will result over time in the erosion of the Company's singular corporate culture, business philosophy and financial performance. The Board's opinion of itself is no substitute for shareholder oversight.

                  Based on the foregoing, Mrs. Hagen has determined that she has no alternative but to propose to the shareholders of the Company an alternative slate of directors for election at the 2000 Annual Meeting (which Mrs. Hagen has been advised has been proposed by


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management consistent with past practice for April 25, 2000), who would be committed to ordinary principles of corporate democracy and who would constitute a majority of the Board. Due to severely restrictive bylaws recently enacted by the current Board, Mrs. Hagen is compelled to present her slate to the Board no later than December 31, 1999. Mrs. Hagen's slate will allow the shareholders of the Company the opportunity to elect a Board that will protect the unique corporate culture of the Company, be accountable and responsive to the Company's shareholders and implement a program to protect the long-term interests of the Company, its shareholders and its many other constituencies. Mrs. Hagen believes that the actions she is taking are consistent with the past actions and concerns of Bankers Trust as corporate trustee. While Mrs. Hagen intends, whenever possible, to act in concert with the corporate trustee, she is committed to presenting an alternative slate of directors for election at the 2000 Annual Meeting.

                  Mrs. Hagen will present alternative proposals depending upon the degree of cooperation received from the Board. The first alternative will be to present the Nominating Committee with the names of individuals, constituting in number a simple majority of the Board, whom Mrs. Hagen would like the Nominating Committee to consider for nomination for election to the Board at the 2000 Annual Meeting (the "Hagen Nominees"). The Hagen Nominees will be highly qualified individuals of intellect, experience and integrity and will be selected on the basis of their commitment to act in the best interests of the Company, its shareholders and the Erie community. The Hagen Nominees will not include any relative of Mrs. Hagen. Each Hagen Nominee will agree to be included in the Nominating Committee's slate or any other slate only so long as all the Hagen Nominees are included in such slate, and only so long as the Hagen Nominees would constitute a majority of the Board. The Nominating Committee may, in addition to nominating the Hagen Nominees, choose to nominate a number of the current members of the Board, including F. William Hirt.

                  If the Nominating Committee does not include the Hagen Nominees in its slate, Mrs. Hagen will, as a second alternative, propose at the 2000 Annual Meeting, that the Hagen Nominees stand for election in opposition to the Nominating Committee's slate. The shareholders of the Company may then elect the Hagen Nominees as a majority of the Board, and also elect a number of the current members of the Board, including F. William Hirt, if such members are willing to serve.

                  Mrs. Hagen will strongly challenge any attempt by the Board to refuse to consider her nominees or to exclude her from nominating the Hagen Nominees at the 2000 Annual Meeting. Mrs. Hagen believes that the most fundamental issue of corporate governance is the right of the shareholders to prevent a Board from perpetuating itself by only allowing the nomination and election of directors selected by a Nominating Committee of the current Board. Consequently, if necessary, Mrs. Hagen will pursue in court the right of a shareholder to nominate and elect a slate of directors other than those nominated by the current Board, acting in concert with the corporate trustee where appropriate.

                  If the Board does not permit Mrs. Hagen to nominate the Hagen Nominees at the 2000 Annual Meeting, Mrs. Hagen will, as a third alternative, present a shareholder proposal for consideration by the shareholders at the 2000 Annual Meeting, as permitted by the Company's


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bylaws, to remove all directors (other than Mrs. Hagen) immediately following their election at the 2000 Annual Meeting. If the shareholders vote in favor of such proposal, Mrs. Hagen, as the sole remaining director, will then appoint the Hagen Nominees to the Board and, if they are willing, a number of the current members of the Board, including F. William Hirt.

                  The election of the Hagen Nominees would provide management with the support necessary to focus the Company on the long-term interests of its shareholders and other constituencies. Upon the election of the Hagen Nominees, the Board will conduct a thorough review of every aspect of the Company's operations, financial condition and performance. Mrs. Hagen and the Hagen Nominees will be committed to keeping the corporate headquarters of the Company, and its employees, in Erie.

                  Except as described above in this Item, Mrs. Hagen has no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mrs. Hagen is a trustee of the Trusts and, in such capacity, shares voting and investment power over all 2,340 shares of Class B Common Stock beneficially owned by the Trusts. Mrs. Hagen is also the beneficiary of one of the Trusts which holds 1,170 shares, or 38.1%, of the Class B Common Stock for her benefit. Mrs. Hagen is the direct beneficial owner of 12 shares, or .4%, of the Class B Common Stock. These holdings do not include 1 share of Class B Common Stock owned by the Hagen Family Limited Partnership of which Mrs. Hagen is a limited partner without voting or dispositive power over the share and 3 shares of Class B Common Stock owned by her husband, Thomas B. Hagen. Mrs. Hagen disclaims beneficial ownership of the shares owned by Thomas
B. Hagen. In addition, Mrs. Hagen and the Hagen family are the beneficial owners of 16,756,800 shares of the Class A Common Stock, no par value (the "Class A Common Stock"), of the Company, constituting 25% of the outstanding shares of the Class A Common Stock.

                  (b) Number of shares of Class B Common Stock as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Mrs. Hagen has the sole right to vote or to direct the vote of the 12 shares of Class B Common Stock she holds directly.

                           (ii)     shared power to vote or direct the vote:

                                    The co-trustees (Mrs. Hagen, Bankers Trust, and F. William Hirt) have the right to vote the 2,340 shares of Class B Common Stock held of record by the Trusts.

                           (iii) sole power to dispose or to direct the disposition of:


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                                    Mrs. Hagen has the sole power to dispose or
                                    direct the disposition of 12 shares of Class
                                    B Common Stock.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The co-trustees (Mrs. Hagen, Bankers Trust, and F. William Hirt) have the shared power to dispose or to direct the disposition of 2,340 shares of Class B Common Stock.

                  (c) Mrs. Hagen has not effected any transaction in the Class B Common Stock, or in the Class A Common Stock, during the past 60 days.

                  (d) No person other than the co-trustees (Mrs. Hagen, Bankers Trust, and F. William Hirt) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class B Common Stock in the Trusts.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The First Amendment to the Second Restated Trust Agreement, dated December 22, 1980, for the H.O. Hirt Trust (the "Trust Agreement"). Any discussion of the Trust Agreement contained herein in response to an applicable
Item is qualified in its entirety by reference to the Trust Agreement, which is on file with the Securities and Exchange Commission as an Exhibit to a Schedule 13-D filed by Bankers Trust.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Susan Hirt Hagen
                                                --------------------
                                                Susan Hirt Hagen
December 10, 1999


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